SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

[redacted]

07027197

October 11, 2007

The United States Securities and Excl
Office of International Corporate Finan...
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated October 11, 2007 (Sumitomo Metals Refutes Media Reports of October 11)

PR...)
OCT 17 2007
THOMSON
FINANCIAL

Very truly yours,

Masato Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

dlw 10/16

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

October 11, 2007

Sumitomo Metals Refutes Media Reports of October 11

Today there were reports in the media that Sumitomo Metals will form an alliance with India's Tata Steel. There is no truth to these reports.

END